

12012589

OMB APPROVAL
OMB Number   3235-0123
Expires   April 30, 2013
Estimated average burden
Hours per response   12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2011</u> AND ENDING <u>DECEMBER 31, 2011</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OUNAVARRA CAPITAL, LLC

OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
FIRM ID. NO. RECEIVED

MAR – 1 2012

05 REGISTRATIONS BRANCH

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

410 PARK AVENUE – Suite 510

NEW YORK,   **NEW YORK**   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON MILLER   **(212) – 332 -2746**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>**LERNER & SIPKIN, CPAs, LLP**</u>

<u>132 Nassau Street, Suite 1023</u>   New York   NY   10038

     X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *PAUL O'REILLY-HYLAND,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *OUNAVARRA CAPITAL, LLC, as of DECEMBER 31, 2011,* are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____ 12/15/11
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OUNAVARRA CAPITAL, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS
Cash	$ 10,419
Accounts receivable	105,769
Investments (Note 3)	38,485
Fixed assets, net of accumulated depreciation of $20,958 (Notes 2(d) and 4)	2,948
Total assets	$ 157,621

LIABILITIES AND MEMBER'S CAPITAL
Liabilities:

Accounts payable and accrued expenses	$ 34,821
Total liabilities	34,821

Commitments and Contingencies

Capital (Note 5)

	122,800
Total liabilities and capital	$ 157,621

The accompanying notes are an intergral part of this statement.

Note 1 -   **Nature of Business**

Ounavarra Capital, LLC. (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns placement and advisory fees, from providing investment banking services, through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

b)   ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c)   ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d)   ***Depreciation***
Furniture and office equipment is carried at cost and is depreciated over a useful life of three and seven years using accelerated methods.

e)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reporting amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

f) Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 28, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Fair Value Measurements**
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets. The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2011:

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Investment Partnership	$38,954	$ -0-	$ -0-	$38,954

OUNAVARRA CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 4 - **Furniture and Equipment**

Major classification of furniture and equipment, as of December 31, 2011 are summarized as follows:

Furniture and fixtures	$ 3,184
Equipment	20,723
	23,907
Less: Accumulated depreciation	20,958
Total	$ 2,948

Note 5 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both a defined, shall not exceed 1500%. At December 31, 2011, the Company had a net capital deficiency of $(24,405) which was $(29,405) deficient of its required net capital of $5,000. The Company's net capital ratio was (163.58%).



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Ounavarra Capital, LLC.
410 Park Avenue – Suite 510
New York, NY 10022

We have audited the accompanying statement of financial condition of Ounavarra Capital, LLC. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ounavarra Capital, LLC. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 28, 2012



OUNAVARRA CAPITAL LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2011



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Ounavarra Capital LLC
410 Park Ave-Suite 510
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011 which were agreed to by Ounavarra Capital LLC.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4).   The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4-   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 28, 2012

OUNAVARRA CAPITAL LLC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the Year Ended December 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 1,073,746
Additions	-
Deductions	(126,500)
SIPC Net Operating Revenues	$ 947,246

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 947,246
General Assessment @ .0025	2,368

Assessment Remittance:

Less: Payment made with Form SIPC-6 in August 2011	(1,541)
Assessment Balance Due	$ 827

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2011

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 947,246
SIPC Net Operating Revenues as computed above	947,246
Difference	$ -

OUNAVARRA CAPITAL, LLC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011